Frascona, Joiner, Goodman and Greenstein, P.C.

addressStreet4750 Table Mesa Drive

CityplaceCityBoulder, StateCO PostalCode80305

Ph: (303) 494-3000

Fax: (303-494-6309

June 1, 2010

Dana M. Hartz

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

addressStreet100 F Street, N.E., Stop 7010

CityplaceCityWashington, StateD.C. PostalCode20549

Re:

Beijing Century Health Medical, Inc. (fka Super Luck, Inc.)

Item 4.01 Form 8-K

Filed April 12, 2010

File No. 0-51817

Dear Ms. Hartz:

On behalf of Beijing Century Health Medical, Inc. (fka Super Luck, Inc.), a StateplaceDelaware corporation (the “Company”), enclosed please find our responses to your comment letter dated May 11, 2010.

Item 4.02 Form 8-K

1.

Item 4.02 requires a company to file a Form S-K if and when its board of directors, a committee of the board of directors, or an authorized officer or officers if board action is not required, concludes that any of the company’s previously issued financial statements covering one or more years or interim periods no longer should be relied upon. The Form 8-K is required to be filed within 4 business days based on the date such conclusion is made by the board of directors. Refer to SEC Release 33-8400. We see that you filed the Item 4.02 8-K on May 10, 2010, but had made the decision that the financial statement could no longer be relied upon on February 24, 2010. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

Response:

The substance of Comment 1 is noted by the Company.

2.

Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions regarding disclosure controls and procedures and internal control over financial reporting, specific to all of the applicable periods affected by your decision to restate, in light of the error that you have described.

Response:

The Company has reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of its previous assertions regarding disclosure controls and procedures and internal control over financial reporting, specific to all of the applicable periods affected by our decision to restate our financial statements.  Specifically, under the supervision and with the participation of the Company’s management, the Company conducted an evaluation of the disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15(d)-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as November 30, 2009, and all other applicable periods. Based on this evaluation, the Company’s management have concluded that, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported and filed or submitted that under the Exchange Act is accumulated and communicated to the Company’s management regarding required disclosure.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal controls framework is based on the criteria set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management believes that there are no material weaknesses considering the nature and extent of the current operations and any risks or errors in financial reporting under current operations as of the fiscal year ended November 30, 2009 and other applicable periods.

Thank you for your assistance with this process.  Please feel free to contact us with any questions that you have.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the country-regionplaceUnited States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.